ProCap Financial, Inc.

600 Lexington Avenue, Floor 2

New York, NY 10022

January 15, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Attention:	David Gessert

Re:	ProCap Financial, Inc.
Registration Statement on Form S-1
Filed January 6, 2026
File No. 333-292590

Dear Mr. Gessert:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, ProCap Financial, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective on January 20, 2026 at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. The Company hereby authorizes Katherine E. Geddes of Reed Smith LLP to orally modify or withdraw this request for acceleration. As of the date above, there is no managing or principal underwriter for any of the Company’s securities that may be offered pursuant to the Registration Statement. Future managing or principal underwriters, if any, will be identified in a prospectus supplement to the Registration Statement at the time of offering.

Please contact Katherine E. Geddes of Reed Smith at (469) 680-4249 to provide notice of the effectiveness of the Registration Statement.

Sincerely,

PROCAP FINANCIAL, INC.

By:	/s/ Anthony Pompliano
Name:	Anthony Pompliano
Title:	Chief Executive Officer

cc:	Katherine E. Geddes, Reed Smith LLP